Exhibit 99.4

Press Release

Saudi Arabia: Saudi Aramco and Total Sign

a Memorandum of Understanding

to Build a Giant Petrochemical Complex

Paris, April 10, 2018 – During the official visit to Paris by Crown Prince of Saudi Arabia, HRH Mohammed bin Salman, Saudi Aramco and Total signed a memorandum of understanding to build a giant petrochemical complex in Jubail, Saudi Arabia.

The complex will be integrated downstream of the SATORP refinery, a joint venture between Saudi Aramco (62.5%) and Total (37.5%) in Jubail, in a move designed to fully exploit operational synergies. This world-class refinery, whose capacity increased from 400,000-barrel-per-day at its start-up in 2014 to 440,000-barrel-per-day today, is recognized as being one of the most efficient in the world.

Located next to the SATORP refinery in the same industrial area, the complex will comprise a world-size mixed-feed steam cracker (50% ethane and refinery off-gas) with a capacity of 1.5 million tons per year of ethylene and related high-added-value petrochemical units. The project will represent an investment of around $5 billion. The two partners are planning to start the front-end engineering and design (FEED) in the third quarter of 2018.

The cracker will feed other petrochemical and specialty chemical plants representing an overall amount of $4 billion investment by third party investors.

In total, $9 billion will be invested, creating 8,000 local direct and indirect jobs. The project will produce more than 2.7 million metric tons of high value chemicals.

“The agreement deepens the exemplary relationship enjoyed by our two companies over many decades. It is one that has evolved from a standard buyer-seller arrangement to one imbued with common interests to further develop and diversify our businesses,“ commented Amin H. Nasser, President and Chief Executive Officer of Saudi Aramco. “Our joint venture SATORP is a remarkably successful model of industry partnership and we are keen to build on this success to further underpin Saudi Aramco’s strategy to expand its capacity in the chemicals sector by 2030.”

“This project illustrates our strategy of maximizing the integration of our large refining and petrochemical platforms and of expanding our petrochemical operations from low-cost feedstock, to take advantage of the fast growing Asian polymer market,” commented Patrick Pouyanné, Chairman and CEO of Total. “Furthermore, this project will enable us to strengthen our ties with Saudi Aramco, with whom we successfully operate our biggest and most efficient refinery in the world. Finally, it will contribute to the Vision 2030 of the Kingdom by creating 8,000 jobs and bringing in new high-added-value technologies.”

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About Saudi Aramco

Saudi Aramco is a leading global integrated energy and chemicals company. We are driven by the core belief that energy is opportunity. From producing approximately one in every eight barrels of the world’s oil supply to developing new energy technologies, our global team is dedicated to creating impact in all that we do. We focus on making our resources more dependable, more sustainable and more useful. This helps promote stability and long-term growth around the world. www.saudiaramco.com

Saudi Aramco contact

Media Relations: international.media@aramco.com

Forward looking statement disclaimer: This press release may contain certain statements, estimates, or projections that constitute forward-looking-statements. Generally, forward-looking statements comprise any statement regarding potential future results or developments. These statements, estimates, and projections are subject to risk and uncertainty that could cause actual results to differ materially.

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About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

Total contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.